

August 26, 2010

Mr. Stéphane Richard
Chief Executive Officer
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

      Re: France Telecom
               Form 20-F for the fiscal year ended December 31, 2009
               Filed April 5, 2010
               File No. 1-14712

Dear Mr. Richard:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

Note 8 – Impairment, page 391

1. We note your disclosure that you have roughly 40 cash generating units for impairment testing. Tell us what you mean by the disclosure that convergence is gradually leading towards the merger of your cash-generating units. Further tell us how you have determined that the country level is the appropriate level for your testing. Refer to IAS 36 in your response.

Note 14 – Property, plant and equipment, page 405

2. Provide us with more details about the handsets classified as property, plant, and equipment. Tell us if the handsets are utilized by customers, if so tell us the details of and how you accounted for these transactions. Further tell us if you were capitalizing handsets in prior

years. Also tell us how you determined what portions of your handsets are classified as inventory and what portions are capitalized as depreciable assets.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director